

**DIVISION OF
INVESTMENT MANAGEMENT**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2023

VIA ELECTRONIC MAIL

Nathan Briggs, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

Re: Golub Capital Private Credit Fund, et al.; File No. 812-15453

Dear Mr. Briggs:

By Form APP-WD filed with the Securities and Exchange Commission on June 14, 2023, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel
       Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP